

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2021

John V. Whitman, Jr.
Chief Executive Officer
SPORTS VENUES OF FLORIDA, INC.
1220 Fordham Drive
Sun City Center, FL 33573

> **Re: SPORTS VENUES OF FLORIDA, INC.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed January 15, 2021**
> **File No. 024-11089**

Dear Mr. Whitman:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing